SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2024
Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant’s name into English)

2 HaCarmel St., Yoqneam Ilit 2066724, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

The Registrant’s GAAP financial statements attached to the press release in Exhibit 1 to this Report on Form 6-K are hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form S-8, Registration No. 333-181383; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-117054; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-100804; and (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which is attached hereto and incorporated by reference herein:

MIND CTI Reports Second Quarter 2024 Results

Monica Iancu to Transition from CEO to Chair before Year End

Board Appoints Ariel Glassner as Successor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By Order of the Board of Directors,

/s/ Monica Iancu
	Title:	Monica Iancu
Date: August 6, 2024		President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	MIND CTI Reports Second Quarter 2024 Results

Monica Iancu to Transition from CEO to Chair before Year End

Board Appoints Ariel Glassner as Successor

3